SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒         Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 (No fee required).

For the fiscal year ended December 31,2003.

Or

☐         Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 (No fee required).

For the transition period from                                        to

Commission file number: 1-10160

UNION PLANTERS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

UNION PLANTERS CORPORATION

(Name of Issuer of Certain Securities Held Pursuant to the Plan)

6200 Poplar Ave

Memphis, Tennessee 38119

(901) 580-6000

REQUIRED INFORMATION

The Union Planters Corporation 401(k) Retirement Savings Plan is subject to ERISA and elects to file Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA as permitted by Paragraph 4.

The Union Planters Corporation 401(k) Retirement Savings Plan Financial Statements and Additional Information as of December 31, 2003 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

Additional Exhibit:

23 Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

UNION PLANTERS CORPORATION 401(k)

RETIREMENT SAVINGS PLAN

Date: June 30, 2004

By:	/s/ Emmett J. House

Emmett J. House, a Co-Administrator of the Plan

By	/s/ Bobby L. Doxey

Bobby L. Doxey, a Co-Administrator of the Plan

Union Planters Corporation
401(k) Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

Union Planters Corporation
401(k) Retirement Savings Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule*
Schedule of Assets (Held at End of Year)	10
EX-23 CONSENT OF REGISTERED PUBLIC ACCOUNTANTS

*Other schedules required by 29 CFR 2520.103-10 of the
Department of Labor’s Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
of the Union Planters Corporation 401(k)
Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Union Planters Corporation 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Memphis, Tennessee

June 28, 2004

Union Planters Corporation
401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value
Union Planters Common Stock Fund	$174,876,030	$163,056,126
Mutual funds	171,883,251	136,871,080
Notes receivable from participants	1,329,562	1,060,510

Total investments	348,088,843	300,987,716
Cash	1,428,530	1,352,899

Net assets available for benefits	$349,517,373	$302,340,615

The accompanying notes are an integral part of these financial statements.

Union Planters Corporation
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2003 and 2002

	2003	2002
Investment income
Interest and dividends	$9,914,456	$9,690,825
Net appreciation (depreciation) in the fair value of investments (Note 4)	39,794,385	(31,429,938)

Net investment income (loss)	49,708,841	(21,739,113)

Contributions and rollovers
Employee contributions	22,654,579	21,502,584
Employer contributions	16,303,346	15,302,564
Rollovers of assets (Note 5)	551,023	834,696

Total contributions and rollovers	39,508,948	37,639,844

Total additions	89,217,789	15,900,731

Disbursements
Payments to participants	(41,943,575)	(47,135,406)
Other payments	(97,456)	(104,158)

Total disbursements	(42,041,031)	(47,239,564)

Net assets available for benefits
Net increase (decrease)	47,176,758	(31,338,833)
Merger of other plans (Note 1)	—	73,972,783
At beginning of year	302,340,615	259,706,665

At end of year	$349,517,373	$302,340,615

The accompanying notes are an integral part of these financial statements.

Union Planters Corporation
401(k) Retirement Savings Plan

Notes to Financial Statements
December 31, 2003 and 2002

1.	Plan Description

The following description of the Union Planters Corporation (the “Corporation”) 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Union Planters Corporation Thrift and Savings Plan and the Union Planters Corporation Thrift and Savings Trust were adopted effective January 1, 1982 and restated effective January 1, 1986 to maintain compliance with certain legislative requirements which had been revised. Effective January 1, 1989, the Union Planters Corporation Thrift and Savings Plan was converted into the Union Planters Corporation 401(k) Retirement Savings Plan. In July 1994, the Plan was amended to permit each participant in the Plan to elect among five investment fund options, including shares of Union Planters Corporation Common Stock having a par value of $5.00 per share, commencing December 1, 1994. Before this amendment, the participants were permitted no such investment choices under the Plan. Accordingly, on December 1, 1994, certain investments held by the Plan were transferred at fair value to certain common trust funds managed by Union Planters Bank, National Association, an indirectly wholly-owned subsidiary of the Corporation, in exchange for equivalent value interests in the common trust funds. In January 2000, the Administrative Committee of the Plan (the “Committee”) elected to introduce two discretionary proprietary funds as investment options available to participants. These investment options were the Magna Growth and Income Fund and the Magna Intermediate Government Bond Fund, which in 2001 changed their names to the Leader Growth and Income Fund and the Leader Intermediate Government Bond Fund. Both funds were established in 1994 and are administered by the Trust Division of Union Planters Bank, National Association. In January 2001, the Committee approved four new investment options for participants which replaced the Employee Benefit Fixed Income Fund and the Employee Benefit Equity Fund. These new options were the Leader Short-Term Bond Fund, the Leader Balanced Fund, the Federated International Equity A Fund and the MFS Institutional Mid Cap Growth A Fund.

On January 1, 2002, the Union Planters Corporation Employee Stock Ownership Plan (the “ESOP”) merged into the Plan. As of January 1, 2002, the ESOP had total assets of $72.1 million, including $72.1 million in the Corporation’s common stock (2,397,359 common shares, stock split adjusted). In addition to the ESOP merger, the Plan was enhanced with the following provisions: employees become eligible to participate in the Plan on the first day of the month after completing 90 days of employment with the Corporation; the employer matching contribution was increased to 100% of a participant’s salary reduction contributions, up to 6% of the participant’s compensation; 50% of all matching contributions credited to a participant’s account on or after January 1, 2002 is initially invested in the Corporation’s common stock and not subject to participant investment direction for the remainder of the Plan year for which the matching contribution is allocated; and effective the first day of the Plan year following the Plan year for which such matching contribution is allocated to the participant’s account, the participant may transfer the matching contribution into any other available investment funds in accordance with the terms of the Plan.

On October 10, 2002, the Jefferson Savings and Loan Association 401(k) Savings Plan was merged with the Plan. Net assets at the merger date were $1,831,006. There were no mergers into the Plan during 2003.

Union Planters Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Committee composed of certain Corporation-affiliated members appointed by the Corporation’s Board of Directors (the “Board”). In 1986, the Board appointed Union Planters Bank, National Association as Trustee of the Plan. The Trustee receives all contributions and pays benefits in accordance with instructions given by the Committee. The Plan sponsor is the Corporation. BISYS Retirement Services, L.P. (“BISYS”) is the record keeper and investment manager of the Plan’s assets. BISYS is responsible for the administration of participant accounts and the administration of the Plan’s assets at the discretion of the participants.

Contributions

In order to participate, an employee must elect a Member Basic Contribution, which may be 1% to 16% of the employee’s gross salary up to $200,000 or Base Pay if Base Pay is greater than $200,000. The maximum contribution allowable by law was $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. The amount is typically increased each year based on the cost of living index.

An employee may also elect a rollover contribution, which is not matched by the Corporation. An employee receiving a lump sum distribution from a qualified retirement plan may choose to invest all or part of that distribution in the Plan. Participation in the Member Basic Contribution in prior periods is not required to make a rollover contribution.

In addition to the normal matching of Member Basic Contributions, the Corporation may elect to contribute an additional discretionary amount to the Plan. No such additional contributions were made during the years ended December 31, 2003 or 2002.

Vesting

Plan participants are 100% vested in their contributions, including earnings through the most recent valuation. Earnings become vested interests in the Plan daily. Any non-vested earnings in employer matches accruing during the year in which an employee terminates are forfeited by the employee. Additionally, vesting in Corporation contributions and related earnings commences after three years of participating service with 100% vesting. Total vesting also occurs upon total disability, death, retirement or other events as defined by the Plan.

As of each Plan year-end, any amounts which have been forfeited during the Plan year are first made available to reinstate previously forfeited balances of former participants. Remaining forfeitures, if any, are allocated at the sole discretion of the Corporation. Upon retirement, total disability or death, participants or their beneficiaries become eligible for distribution within 30 days of the qualifying event. Upon termination, participants become eligible for distribution within 30 days following the end of the month of such termination.

Participant Loans

The Plan Administrator may make loans to Plan participants only for purposes of purchasing a primary residence or for post-secondary education of an immediate family member. In no case may a loan exceed 50% of the vested account balance, nor may any loan exceed $50,000. Loans typically bear interest at the Union Planters Bank, National Association consumer prime rate (floating) and must be repaid in accordance with Plan guidelines. Repayments are normally made

Union Planters Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

by regular payroll deduction. At December 31, 2003 these loans had interest rates between 7.5% and 11.0%, with original maturities of one to seven years.

Plan Termination

Although it has expressed no intent to do so, the Corporation has the right under the terms of the Plan to discontinue its contributions and terminate the Plan subject to the provisions of ERISA. In such an event, Plan participants would become 100% vested in all contributions and earnings.

Other

All necessary expenses of the Plan are generally paid by the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following eight investment options:

Leader Short-Term Bond Fund Option – The investment objective is to provide a reasonable level of current income consistent with preservation of capital. The fund will invest in investment grade bonds, which are rated at least Baa or BBB. The fund will normally maintain an average portfolio maturity of three or less years. Investments in this fund should be considered low risk.

Leader Balanced Fund Option – The investment objective of this fund is to maximize total return through a combination of growth and current income. The fund will invest approximately 50% of assets in common stocks with emphasis on long-term appreciation. The balance of the fund will be invested in high quality U.S. Government and Corporate bonds. Investments in this fund should be considered medium risk.

Federated International Equity A Fund Option – The objective of this fund is to maximize total return through the investment primarily in stock of companies outside the United States of America. Investments are in larger companies located in the world’s established markets – particularly Europe, Japan and the Pacific Rim. The fund minimizes participation in less stable emerging markets. Investments in this fund should be considered high risk.

MFS Institutional Mid Cap Growth A Fund Option – The objective of this fund is to invest primarily in stock of domestic aggressive small and mid capitalized companies. Investments are diversified across many industries with greatest participation in areas of expected growth such as technology. Investments in this fund should be considered high risk.

Leader Money Market Option – The objective of this fund is to invest in money market funds, which invest only in U.S. Government securities. Typically, these investments are U.S. Treasury bills and short-term U.S. Treasury notes maturing in six months or less. Investments in this fund should be considered low risk.

Union Planters Common Stock Fund Option – The objective of this fund is to invest primarily in Union Planters Corporation common stock. Investments in this fund should be considered high risk.

Leader Growth and Income Fund Option – The objective of this fund is to invest in high quality common stocks and securities convertible into common stock across various industries and

Union Planters Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

economic sectors. This fund seeks to control market risk while providing the opportunity for long-term growth. Investments in this fund should be considered high risk.

Leader Intermediate Bond Fund Option – The objective of this fund is to invest primarily in U.S. Government securities and U.S. Government agencies. The balance of this fund is invested in very high-quality corporate bonds. Investments in this fund should be considered low risk.

American Century International Growth Fund Option – The objective of this fund is seek capital growth. The balance of this fund is invested in equity securities in developed foreign countries. Investments in this fund should be considered high risk.

If a participant does not make a timely investment election with respect to their elective deferral, their entire deferral and half of their employer match will automatically be invested in the Leader Balanced Fund Option. The remaining half of their employer match will be automatically invested in the Union Planters Common Stock Fund Option.

2.	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions. Actual results could differ from these estimates.

Investments

Investments of the Plan are stated at fair value determined by quoted prices in an active market, if available. The fair value shown for investments in mutual funds represents the estimated fair value as determined in good faith by the investment manager. Many factors are considered in arriving at fair value; however, the realization value is the primary factor. The Plan recognizes realized gains and losses using the revalued cost method, whereby realized gains and losses are calculated on sales proceeds less current value at the beginning of the year or acquisition cost if acquired during the year. Unrealized gains and losses are calculated as the current value of the investment held at the end of the year less the current value at the beginning of the year or acquisition cost if acquired during the year. Purchases and sales of securities are recorded on a trade-date basis.

Distributions Payable

In accordance with GAAP, benefit payments payable to participants totaling $4,593,074 and $1,541,685 at December 31, 2003 and 2002, respectively, have not been included as liabilities in the accompanying statements of net assets available for benefits.

Union Planters Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

3.	Investments Representing 5% or More of Net Assets Available for Benefits

The following details investments that represent 5% or more of net assets available for benefits at December 31, 2003:

	Units/
Name of Investment	Shares	Cost	Fair Value
Common Stock
Union Planters Common Stock Fund Option	5,561,950	$98,669,099	$174,876,030	*
Mutual Funds
Leader Growth and Income Option	2,134,116	$52,223,642	$52,968,759
Leader Balanced Fund Option	5,085,013	$47,967,334	$51,307,778
Leader Money Market Option	23,339,339	$23,339,339	$23,339,339

* These amounts include approximately $58,969,715 in nontransferable Union Planters Corporation Common Stock allocated to participants’ accounts. The employer contribution amounts may not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant’s death. However, in the event that the participant leaves their account balance in the Plan, they are still restricted from diversifying the employer stock portion of their account until age 55.

4.	Net Appreciation (Depreciation) in the Fair Value of Investments

The net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31,

	2003	2002
Common stock	$19,192,878	$(26,303,049)
Other investments	20,601,507	(5,126,889)

Net (depreciation) appreciation in the fair value of investments	$39,794,385	$(31,429,938)

5.	Rollovers of Assets

During the years ended December 31, 2003 and 2002, the Plan received rollovers of account balances from various participants in other retirement and benefit plans totaling $551,023 and $834,696, respectively.

6.	Related Party Transactions

Included in the assets of the Plan at December 31, 2003 and 2002 was common stock of the Corporation. Additionally, during the years ended December 31, 2003 and 2002, assets of the Plan were invested in the following funds operated by the Corporation: Leader Short-Term Bond Fund,

Union Planters Corporation
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

Leader Balanced Fund, Leader Money Market, Leader Growth and Income Fund and Leader Intermediate Bond Fund.

7.	Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated February 28, 2002 regarding the amendments to the Plan relative to qualification under Section 401(k) and the Tax Reform Act of 1986.

8.	Subsequent Event

On January 22, 2004, the Corporation and Regions Financial Corporation (“Regions”) entered into a definitive merger agreement. Regions, headquartered in Birmingham, Alabama, is a full-service provider of banking, securities brokerage, mortgage and insurance products and services. Upon completion of the merger, the combined company and its banking operations will be headquartered in Birmingham. Terms of the agreement call for the formation of a new holding company named New Regions Financial Corporation. In the transaction, each share of the Corporation’s common stock will be converted into the right to receive one share of the new company common stock. The merger has been approved by regulatory bodies and shareholders. The transaction is expected to be completed in mid 2004. The Plan will continue to be administered under its current provisions until it is merged into the Regions 401(k) plan, currently scheduled for March 2005.

Union Planters Corporation
401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)
December 31, 2003

	Units/		Fair
Name of Investment	Par Value	Cost	Value
Common Stock
* Union Planters Corporation Common Stock	5,561,950	$98,669,099	$174,876,030
Mutual Funds
MFS Institutional Mid Cap Growth A Fund	1,811,135	15,710,431	14,144,962
Federated International Equity A Fund	638,287	9,271,142	9,836,007
American Century International Growth Fund	154,684	1,090,802	1,228,192
* Leader Short-Term Bond Fund	1,087,235	10,953,777	11,231,137
* Leader Balanced Fund	5,085,013	47,967,334	51,307,778
* Leader Intermediate Bond Fund	599,317	7,751,086	7,827,077
* Leader Growth and Income Fund	2,134,116	52,223,642	52,968,759
* Leader Money Market	23,339,339	23,339,339	23,339,339

Total mutual funds		168,307,553	171,883,251

Notes Receivable from Participants
* Notes receivable from participants, secured by vested interests in plan assets, interest at 7.5% to 11.0% (Union Planters Bank, National Association floating consumer prime rate), with original maturities of one to seven years		1,329,562	1,329,562

Total investments		$268,306,214	$348,088,843

* Represents an investment with a party-in-interest.